Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-293649-01

April 27, 2026

American Airlines, Inc. 2026-1 EETC Investor Presentation April 2026 CONFIDENTIAL

Disclaimer This presentation (this “Presentation”) contains selected basic information about American Airlines Group Inc. (“AAG” or the “Company”) and the potential offering of Certificates to be issued by a pass-through trust established by American Airlines, Inc. (“American”). This Presentation has been prepared and is being furnished solely for informational purposes and solely for use by you in preliminary discussions in connection with your consideration of a potential transaction. This Presentation is not, and is not intended to be, an offer to sell, or a solicitation of an offer to purchase, any securities or any other interest in any jurisdiction which is not permitted. Any such offering and sale would be made only on the basis of certain transaction documents and, as the case may be, a registration statement, prospectus and other related documents (together, the “Transaction Documents”) pertaining to such offering and sale and is qualified in all respects and in its entirety by any such final Transaction Documents. Any terms set forth herein are intended for discussion purposes only and are subject to the final terms of any potential transaction as set forth in such final Transaction Documents. This Presentation contains preliminary information only, is subject to change at any time and is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an investment decision or other determination. It is expected that investors interested in participating in any transaction will conduct their own independent investigation of the Company and the terms of any transaction, including the merits and risks involved. This Presentation speaks only as of the date it is given. The Company assumes no obligation to update or otherwise revise any information contained in this Presentation, including any revisions to reflect changes in economic or market conditions or other circumstances arising after the date of this Presentation or to reflect the occurrence of unanticipated events. None of Goldman Sachs & Co. LLC, MUFG Securities Americas Inc. (together, the “Representatives”) nor the Company makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein shall be relied upon as such a promise or representation, whether as to the past or the future. Certain information contained in this Presentation has been obtained from third-party sources. While such information is believed to be reliable, neither the Company nor the Representatives have independently verified the accuracy or completeness of such information and make no representation or warranty with respect thereto. Any industry, market, or competitive data contained herein is based on estimates and assumptions that the Company believes to be reasonable but that may prove to be inaccurate. The contents of this Presentation are not to be construed as legal, regulatory, business, accounting or tax advice. You should consult your own attorney, business advisor, accountant and tax advisor as to legal, regulatory, business, accounting and tax advice. This Presentation has been prepared exclusively for the internal confidential use of the recipient only. This Presentation is confidential. Any reproduction or distribution of this Presentation, in whole or in part, or the disclosure of the contents hereof, without the prior written consent of American, is prohibited. American has filed an automatic shelf registration statement (File No. 333-293649) with the SEC pertaining to the offering to which this communication relates. Investors should read the prospectus in that registration statement, all applicable supplements to such prospectus, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors may receive these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by requesting them from the Company. The distribution of this Presentation in certain jurisdictions may be restricted by law. In connection with any potential transaction, each of the Representatives will be acting as representatives of the Underwriters. The Representatives have not independently verified the information contained herein or any other information that has or will be provided to you. 2

Forward-Looking Statements Certain of the statements contained in this report should be considered forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about the company’s plans, objectives, expectations, intentions, estimates and strategies for the future, and other statements that are not historical facts. These forward-looking statements are based on the company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to, downturns in economic conditions could adversely affect our business; we will need to obtain sufficient financing or other capital to operate successfully; our high level of debt and other obligations may limit our ability to fund general corporate requirements and obtain additional financing, may limit our flexibility in responding to competitive developments and may cause our business to be vulnerable to adverse economic and industry conditions; if our financial condition worsens, provisions in our credit card processing and other commercial agreements may adversely affect our liquidity; the loss of key personnel whom we depend on to operate our business, or the inability to attract, develop and retain additional qualified personnel could adversely affect our business; our business has been and will continue to be materially affected by many changing economic, geopolitical, commercial, regulatory and other conditions beyond our control, including global events that affect travel behavior; the airline industry is intensely competitive and dynamic; union disputes, employee strikes and other labor-related disruptions may adversely affect our operations and financial performance; if we encounter problems with any of our third-party regional operators or third-party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services; any damage to our reputation or brand image could adversely affect our business or financial results; risks of losses and adverse publicity from any public incidents involving our company, people or brand; changes to our business model that are designed to increase revenues and reduce costs may not be successful and may cause operational difficulties or decreased demand; our intellectual property rights, particularly our branding rights, are valuable, and any inability to protect them may adversely affect our business and financial results; we may be a party to litigation in the normal course of business or otherwise, which could affect our financial position and liquidity; we rely heavily on technology and automated systems, including artificial intelligence, to operate our business, and any failures could harm our business, results of operations and financial condition; evolving data privacy requirements could increase our costs, and any significant cybersecurity incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition; we are exposed to risks from cyberattacks, and any cybersecurity incidents involving us, our third-party service providers, or one of our AAdvantage partners or other business partners; we have a significant amount of goodwill, which is assessed for impairment at least annually. We may never realize the full value of our intangible or long-lived assets, causing us to record material impairment charges; the commercial relationships that we have with other companies, including any related equity investments, may not produce the returns or results we expect; our business is very dependent on the price and availability of aircraft fuel. Continued periods of high volatility in fuel costs, increased fuel prices or significant disruptions in the supply of aircraft fuel could have a significant negative impact on consumer demand, our operating results and liquidity; our business is subject to extensive government regulation; we can be adversely affected by any prolonged partial or full U.S. Government shutdown; we operate a global business with international operations that are subject to economic and political instability and have been, and in the future may continue to be, adversely affected by numerous events, circumstances or government actions beyond our control; we may be adversely affected by conflicts overseas, terrorist attacks or other acts of violence, domestically or abroad; the travel industry continues to face ongoing security concerns; we are subject to risks associated with climate change, including increased regulation of our greenhouse gas emissions, changing consumer preferences and the potential for increased impacts of severe weather events on our operations and infrastructure; we are subject to various risks associated with environmental and social matters, and many forms of environmental and noise regulation; a shortage of pilots or other personnel could materially adversely affect our business; we depend on a limited number of suppliers for aircraft, aircraft engines and parts. Delays in scheduled aircraft deliveries, unexpected grounding of aircraft or aircraft engines whether by regulators or by us, or other loss of anticipated fleet capacity, and failure of new aircraft to receive regulatory approval, be produced or otherwise perform as and when expected, adversely impacts our business, results of operations and financial condition; we rely on third-party distribution channels and must effectively manage the costs, rights and functionality of these channels; if we are unable to obtain and maintain adequate facilities and infrastructure throughout our system and, at some airports, adequate slots, we may be unable to operate our existing flight schedule and to expand or change our route network in the future; interruptions or disruptions in service at one of our key facilities; increases in insurance costs or reductions in insurance coverage, and heavy taxation of the airline industry; risks related to ownership of AAG common stock; and other risks set forth herein as well as in the company’s latest annual report on Form 10-K for the year ended December 31, 2025 (especially in Part I, Item 1A. Risk Factors and Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations) and subsequent quarterly reports on Form 10-Q (especially in Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1A. Risk Factors ), and other risks and uncertainties listed from time to time in the company’s other filings with the Securities and Exchange Commission. Additionally, there may be other factors of which the company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. The company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statement.

Agenda & Presenters Agenda Presenters 1 Transaction Overview Devon May Chief Financial Officer & 2 Corporate Update Executive Vice President 3 Collateral Overview Clemens Metz Treasurer & Vice President 4 Appendix

Transaction Overview

Transaction Overview • American Airlines, Inc. (“American”) intends to raise up to $1,140,803,000 through the offering of Series 2026-1 Pass Through Certificates (the “Certificates”) – Class A face amount of $905,038,000 – Class B face amount of $235,765,000 • The Equipment Notes underlying the Certificates will have the benefit of a security interest in a high-quality collateral pool comprised of 32 aircraft with an aggregate value of $1,521mm1 and an average age of 3.8 years2 – 11x Boeing 737 MAX 8 aircraft delivered or scheduled for delivery between January 2026 and April 2026 – 6x Airbus A321XLR aircraft delivered or scheduled for delivery between July 2025 and July 2026 – 12x Airbus A321-200 aircraft delivered between October 2013 and November 2015 – 3x Boeing 777-300ER aircraft delivered between April 2013 and June 2013 • The Certificates offered in this transaction will consist of two tranches of amortizing debt: – Class A senior tranche amortizing over 12.5 years with a 59.5% initial and max Loan-to-Value ratio (“LTV”) and 7.7-year weighted average life – Class B subordinated tranche amortizing over 9.0 years with a 75% initial and max LTV and 5.5-year weighted average life – American will retain the option to issue additional subordinated classes of Certificates at any time in the future • No additional aircraft will be financed to increase the size of the Class A or Class B Pass Through Certificates • Goldman Sachs and MUFG will act as Joint Structuring Agents and Goldman Sachs, MUFG, and Morgan Stanley will act as Lead Bookrunners • SMBC will act as Depositary through its New York branch • Natixis will act as Liquidity Facility Provider through its New York branch 1. Collateral value reflects the lesser of the mean and median of the base value of each aircraft as appraised by Aircraft Information Services, Inc. (“AISI”), BK Associates, Inc. (“BK”) and Morten, Beyer and Agnew, Inc. (“mba”) as of April 2026, in each case adjusted as described in such appraisal (“LMM Base Value” or “ Appraised Value”). 6 2. Age is weighted by LMM Base Value.

2026-1 EETC Structural Summary Class A Class B Issuance Amount $905,038,000 $235,765,000 Expected Ratings (S&P / Fitch) A / A- BBB / BBB- Initial LTV / Maximum LTV1 59.5% / 59.5% 75.0% / 75.0% Expected Tenor 12.5 years 9.0 years Weighted Average Life 7.7 years 5.5 years Regular Distribution Dates May 10 and November 10 May 10 and November 10 Final Expected Distribution Dates2 November 10, 2038 May 10, 2035 Final Legal Distribution Dates3 May 10, 2040 November 10, 2036 Section 1110 Protection Yes Liquidity Facility (18 months) 3 semi-annual interest payments Proceeds from the issuance will be held in escrow with the Depositary and withdrawn to purchase equipment Depositary notes as the aircraft are financed 1. Initial and Maximum LTV for the Class A and Class B Certificates calculated as of the Issuance Date; 2. Each series of Equipment Notes will mature on the Final Expected Distribution Date for the related class of Certificates; 3. The Final Legal Distribution Date for each class of the Certificates is the date that is 18 months after the Final Expected Distribution Date for the relevant Certificates, which represents the period corresponding to the applicable Liquidity Facility coverage of three 7 successive semiannual interest payments.

Key Structural Elements Cross-Collateralization and Cross-Default • The equipment notes will be cross-collateralized by all aircraft • All indentures will include cross-default provisions • After a Certificate Buyout Event, subordinate Certificate holders have the right to purchase all (but not less than all) of the senior Certificates at par plus accrued and unpaid interest Buyout Rights • No buyout right during the 60-day Section 1110 period • No Equipment Note buyout rights Waterfall • Same waterfall before and after an Event of Default • Interest on Preferred Pool Balance of the Class B Certificates is paid ahead of principal on the Class A Certificates Threshold Rating Criteria for Liquidity Provider • Downgrade drawing mechanics consistent with recent EETCs Threshold Rating Criteria for Depositary • Replacement mechanics consistent with recent EETCs Additional Certificates • American has the right to issue additional subordinate classes of Certificates after the issuance date • In line with American’s 2025-1 transaction, American may substitute any aircraft with one or more aircraft of the same or a different model and/or manufacturer, subject to the following conditions: – In the case of a substitute aircraft that is of the same model as the aircraft being replaced, American will be obligated to obtain a RAC Pre-Delivery Substitution Rights – In the case of substitute aircraft that consist of one or more aircraft of a different model and/or manufacturer from the aircraft being replaced: — Such substitute aircraft must have a date of manufacture no earlier than one year prior to the date of manufacture of the aircraft being replaced; — American will be obligated to obtain a RAC; and — The substitute aircraft must have an appraised value no less than the values of the aircraft being replaced • In line with American’s 2025-1 transaction, following the financing of the aircraft pursuant to the offering, American may substitute airframes and engines from time to time, subject to the following conditions in the case of an airframe substitution: – Each substitute airframe has a manufacture date that is no more than one year prior to the manufacture date of the airframe being replaced; – The appraised maintenance-adjusted current market value of the substitute airframe (or substitute airframes collectively) is no less than that of the airframe (or Post-Delivery Substitution Rights airframes collectively) being replaced; and – Except in the case of a substitution for an airframe of the same or improved model, a RAC is obtained • Engines may be replaced with engines of the same or improved model, suitable for use on the applicable airframe and having a value and utility (without regard to hours and cycles) equivalent to the engine being replaced • In line with recent market practice and American’s 2025-1 and 2021-1 transactions, the intercreditor agreement will contain express language that a standard of Commercial Reasonableness commercial reasonableness will apply in all cases in which a controlling party exercises remedies, including a prohibition on break-up or similar fees 8

Corporate Update

First-Quarter 2026 Results • Record first-quarter revenue of $13.9 billion. • On a GAAP basis, first-quarter net loss per diluted share of ($0.58). • Excluding net special items1, first-quarter net loss per diluted share of ($0.40). • Ended the quarter with total debt2 of $34.7 billion, first time under $35 billion since mid-20152. 1. See GAAP to non-GAAP reconciliation at the end of this presentation. 2. Total debt includes debt, finance and operating lease liabilities and pension obligations. 2015 total debt includes pro forma lease liabilities.

Position American to Win and Deliver on its Revenue Upside Elevate the Grow the Drive Lead in Customer Global Premium Loyalty Experience Network Revenue

Elevate the Customer Experience Expand premium offerings - Continued rollout of new premium Flagship Suite® on the Boeing 787-9s and Airbus A321XLRs, with plans to extend across the Boeing 777 fleet.—Announced plans to expand Admirals Club® lounges at Austin and Nashville and open new premium Flagship® lounges at Miami and Charlotte, growing the industry’s largest premium lounge network. - Complimentary high-speed satellite Wi-Fi, sponsored by AT&T, on more planes than any other carrier.—Introduced centennial amenity kits and upgraded food and beverage offerings. Strengthen reliability - Completed systemwide schedule investments to deliver more on-time arrivals, reduce misconnections and deliver a smoother travel experience.—Rebanking DFW and PHL airports to strengthen operational reliability.—Enhancing the digital experience with transparent, real-time customer notifications and expanded self-service capabilities.

Capitalize on Enhanced Premium Offering

- Targeted lie flat and premium economy seating growth of approximately 50% by the end of the decade

Mainline Fleet Aircraft Families		In Fleet / On Order
B777		67 / 0
B787		70 / +19
A320 Family[1,2]		487 / +161
B737		401 / +120
Mainline Fleet Total[2]:		**1,025 / +300**

Elevating the Inflight Customer Experience



- **Boeing 777-300ER**: retrofitting with new premium interior on long-haul international routes, increasing business class seats from 52 to 70 (35% increase)
- **Airbus A321XLR** and **Boeing 787-9**: The aircraft featuring Flagship Suite seats with privacy doors are now in service, complementing American's premiumization strategy
- **A319** and **A320**: retrofitting interior with larger overhead bins, new seats with power and updated trim, and more premium domestic first-class seats (12 and 16, respectively)

Source: Internal data as of March 31, 2026.
1. A320 family includes A319, A320, A321, A321neo, and A321XLR; 2. Includes three temporarily stored A321neo XLRs.

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Grow the Global Network • Focusing growth at key hubs such as MIA, ORD, PHL and PHX, with improved schedules and product enhancements to win local traffic. • Growing the international-capable fleet to 200 aircraft and increasing lie-flat seats by over 50% by the end of the decade. Maximize value of hubs Optimize fleet PHL: Trans-Atlantic gateway, ORD: Third-largest hub, growing to ~ growing to ~ 400 daily International fleet growth 500 daily departures departures ~ 230 ~ 215 Chicago, IL New York, NY (LGA, JFK) ~ 190 Philadelphia, PA ~ 165 Washington, D.C. ~ 150 Los Angeles, CA 139 Dallas / Fort Worth, TX Charlotte, NC 190 195 180 Phoenix, AZ Miami, FL 2025 2026E 2027E 2028E 2029E 2030E PHX: Largest carrier, growing to ~ 300 daily MIA: Latin America gateway, departures growing to ~ 400 daily International fleet Options/Conversions departures Source: Internal data. 14

Drive Premium Revenue - Managed corporate revenue increased 13% year over year.—Premium unit revenue outperformed Main Cabin by 7 points in the first quarter.—Increased upsell through changes to product attributes. Source: Internal data.

Lead in Loyalty • Industry-leading loyalty program continues to evolve and offers exclusive benefits. Increase AAdvantage® engagement Grow co-branded credit card program - 2026 enrollments on track to exceed 2025’s record levels. - New, expanded agreement with Citi began Jan 1, 2026.—Best airline loyalty program redemption value. - Highest-ever first-quarter co-branded credit card acquisitions.—Exclusive redemption experiences like FIFA World Cup 26TM matches and Ryder Cup. Source: The Points Guy 2026 Awards Best US Airline Loyalty Program, Internal data. 16

American Has the Youngest Fleet Among Network Carriers • American has the youngest mainline fleet of the U.S. network carriers, indicating future fleet replacement needs are lower than peers Average Mainline Fleet Age Mainline Fleet Breakdown by Age 15.3 46% 41% 40% 15.1 39% 38% 31% 28% 19% 14.3 7% 7% 5% 0% Average Age (years) <10 Years 10—20 Years 20—30 Years >30 Years Note: Numbers may not recalculate due to rounding; All age figures related to American are based on mainline aircraft as of Q1 2026; All age figures related to Delta and United are based on Cirium fleet analyzer as of Q1 2026 (includes active and 17 stored mainline aircraft).

Strong Financial Foundation • Ended the quarter with total debt1 of $34.7 billion, first time under $35 billion since mid-2015. • Generated $3.4 billion of free cash flow2 in the first quarter. • Ended the first quarter with $10.8 billion in liquidity and holds more than $27 billion of unencumbered assets and first-lien borrowing capacity. • In 2026, the company anticipates taking delivery of 49 new aircraft, down from initial estimate of 55 aircraft, reducing total capex to ~$4 billion. Total Debt ($ in billions) $54.0 $38.6 $36.5 $34.7 Q2 2021 YE 2024 YE 2025 Q1 2026 1. Total debt includes debt, finance and operating lease liabilities and pension obligations. 2015 total debt includes pro forma lease liabilities. 2. Free cash flow is a non-GAAP measure. The company defines free cash flow as net cash provided by operating activities less net cash used in investing activities, adjusted for (1) net purchases or sales of short-term investments and (2) change in restricted cash. See free cash flow reconciliation at the end of the presentation. The company is unable to reconcile forward-looking free cash flow to the most directly comparable GAAP measures as the nature or amount of items that impact net 18 cash provided by operating activities cannot be determined at this time. Source: Internal data.

Collateral Overview

2026-1 EETC Collateral Overview

32x aircraft | $1,521mm Appraised Value (LMM Base Value)

Young and diversified portfolio anchored by new technology, narrowbody aircraft that are mission-critical to American

Portfolio Highlights

- 32x aircraft
- $1.5bn Appraised Value
- 90% Narrowbody 10% Widebody
- 70% new technology aircraft
- 3.8-yrs average age with 70% under 1-year old
- 4 aircraft types (51% Boeing and 49% Airbus)

2026-1 EETC Aircraft Types



B737 MAX 8
A321XLR
A321-200
B777-300ER
41%
29%
20%
10%

Aircraft Type	# of Aircraft in American Fleet[1]	2026-1 EETC # of Aircraft	2026-1 EETC Appraised Value ($mm)	2026-1 EETC % of Pool	2026-1 EETC Average Age (yrs)	Aircraft Description
Boeing 737 MAX 8	98	11	625	41%	0.1	The B737 MAX 8 is part of the Boeing 737 family, the second most successful single aisle aircraft in history with ~12,000 aircraft built so far and an order backlog of ~7,000 aircraft. It is expected to contribute up to 15% better fuel efficiency compared to the current generation competition
Airbus A321XLR	5	6	438	29%	0.4	An "extra long range" variant of the A321neo family offering ~15-20% fuel savings over the A321ceo family due to the next generation LEAP-1A engines produced by CFM International. The aircraft's range is up to ~4,700 nautical miles, enabling transatlantic flights into Europe
Airbus A321-200	218	12	306	20%	11.6	American operates the world's largest A321 fleet, featuring updated cabin with large overhead bins, latest generation seats and in-seat power. The aircraft serves as a staple for the domestic and short-haul international network
Boeing 777-300ER	20	3	152	10%	12.9	The B777-300ER is American's flagship widebody aircraft offering the largest capacity and most premium configuration within American's fleet. The aircraft is intended to serve American's most premium long-haul international destinations, and undergoing retrofits to add more premium seating

Note: Statistics are weighted by the LMM Base Value as appraised by Aircraft Information Services, Inc. ("AISI"), BK Associates, Inc. ("BK") and Morten, Beyer and Agnew, Inc. ("mba") as of April 2026. Source: Boeing, Airbus, American, Ascend.
1. American fleet statistics are as of March 31, 2026. A321XLR fleet count includes three owned Airbus A321XLR held in temporary storage as of March 31, 2026.

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2026-1 EETC Collateral Significance in American's Fleet

- In the last few years, American has been deliberate in its strategic initiative to operate a fleet that is young, simplified and optimized for efficiency
  - American is flying fewer aircraft types to maintain fleet flexibility and reduce scheduling friction
  - The Company has completed the retirement of several mainline and regional sub fleets
  - The mainline fleet is harmonized around B737 and A320 family narrowbodies and B777 and B787 family widebodies, many of which are part of the 2026-1 EETC collateral pool
- American's mainline fleet is one of the youngest among U.S. network carriers with over 50% of American's fleet by value[1] being 10 years old or younger - **and no required aircraft retirements for the foreseeable future**
  - The underlying collateral speaks to the essentiality of the equipment to American's overall route network, not only addressing the retirement of older, less efficient aircraft (i.e. B757s and B767s), but also to ongoing strategic capacity growth and product relevance
  - American's business plan contemplates continued investments designed to improve the experience of customers including a retrofit of the B777-300ER fleet for an upgraded business class suite product. Ongoing retrofitting of the A320ceo with larger overhead bins, new seats with power and updated trim and more premium domestic first-class seats will further improve economics and customer experience

American Mainline Fleet Overview

	Aircraft Family[2]	In 26-1 EETC?	# In AAL Fleet	% of AAL Fleet
1	A320ceo Family	✓	398	39%
2	Boeing 737-800	✓	303	30%
3	Boeing 737 MAX 8	✓	98	10%
4	A321neo Family	✓	89	9%
5	Boeing 787 Family		70	7%
6	Boeing 777 Family	✓	67	7%
	Total		**1,025**	**100%**

Age of AAL Fleet and 2026-1 EETC Assets

The average age of American's fleet is 14.3 years, while the weighted average age of aircraft in 2026-1 EETC pool is 3.8 years


Age (Yrs)
25
20
15
10
5
0
3.7
0.1
4.7
0.4
17.5
11.6
21.1
12.9
14.3
3.8
Boeing 737 MAX 8
A321neo Family
A320ceo Family
Boeing 777 Family
Avg. Age
AAL Fleet3
2026-1 Assets

Source: Reflects the mainline fleet as of March 31, 2026. Note: All 2026-1 EETC age statistics are weighted by LMM Base Value.
1. Based on IBA data, weighted by IBA CBV (current base value) as of April 2026. 2. A320ceo Family includes Airbus A319, A320 and A321 aircraft. Airbus A321neo Family includes A321neo and A321XLR aircraft. Boeing 787 Family includes B787-8 and B787-9 aircraft. Boeing 777 Family includes B777-300ER and B777-200ER aircraft. 3. Average age for 'AAL Fleet' reflects a weighed average (by count) of the aircraft within each family, where relevant, in accordance with the previous note.

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Long Term Strategic Importance of B777-300ER and A321-200 to American • American began taking delivery of the B777-300ER and A321-200 in 2012 and 2001, respectively. Both aircraft remain core to American’s network today • Recent investments in both the B777-300ER and A321-200 underscore their long-term importance to American • American’s 20x B777-300ERs are the airline’s Flagship long-haul international aircraft and an integral widebody platform. They offer the highest capacity and most premium seats of American’s widebody aircraft. Thus, they are deployed to premier long-haul destinations such as London, Tokyo, and Sydney, which generate more premium demand than other long-haul destinations in the network B777-300ER • The B777-300ERs in the collateral pool were delivered between April and June 2013 • These aircraft are undergoing a major cabin retrofit to introduce American’s new Flagship interiors and expand Business + Premium Economy cabins to 114 seats. This retrofit will support useful life well into the late 2030s • American operates 218x A321-200s, forming a core part of the domestic and short-haul international network. Together with newer A321neos, they are American’s highest-capacity short-haul aircraft, enabling upgauging in high-volume, constrained markets such as New York, LA, Chicago, and Washington A321-200 • The A321-200s in the collateral pool were delivered between 2013 and 2015 • American completed a mid-life cabin refresh (2020–2021) for all 12 aircraft in the 2026-1 EETC pool, including larger overhead bins, new seats, and in-seat power. The refresh extends useful life into the 2030s and 2040s Source: Internal data as of March 31st, 2026. 22

Boeing 737 MAX 8 Aircraft

The Boeing 737 MAX 8 offers the greatest versatility and efficiency for core markets

- Large, liquid fleet with almost 1,500 in service with over 100 operators, evenly distributed fleet worldwide
- As the most popular variant, the B737 MAX 8 serves as the successor to the B737-800, offering a 14% improvement in fuel savings
- B737 MAX production stabilized at 42 aircraft per month in Q4 2025, marking a constructive inflection point, with a planned increase to 47
- The B737 MAX 8 continues to be Boeing's most prominent offering
  - Compared to the B737-800, the B737 MAX 8 provides an additional range of approximately 500nm (930km)
  - Consequently, numerous carriers are projected to introduce new medium-haul services spanning 2,500 to 3,500nm to leverage this enhanced operational reach

Top 5 Operators (In Service)


Southwest Airlines
Ryanair
United Airlines
American Airlines
Flydubai
0
50
100
150
200
250
300
350
# of Aircraft

Operators by Region (In Service)


North America 37%
Europe 25%
Asia Pacific 23%
Latin America 8%
Middle East 5%
Africa 2%

Source: Cirium Fleet Analyzer (Boeing 737 MAX 8) as of April 22nd, 2026.

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Airbus A321XLR Aircraft

The Airbus A321XLR is part of the A320 family and provides a high degree of commonality with other aircraft in the family

- The A321XLR is part of the A320 family aircraft, the most successful single aisle aircraft in history with 12,000+ aircraft built and an order backlog of more than 7,000 aircraft
  - It is one of the most marketable aircraft with compelling economics at the top of the single-aisle market
  - The A320neo variant offers ~15 – 20% fuel savings over the A321ceo family due to the next generation engine technology
- The A321XLR is a longer-range variant of the A321neo, enabling long-haul flights up to 9 to 10 hours
  - This aircraft has a high degree of commonality with the A321neo variant and can operate both short and long-haul missions
  - As a result, American intends to operate the aircraft on 5 to 6-hour premium transcontinental markets from New York and Boston to the West Coast
  - American will also deploy the aircraft on 8 to 10-hour missions to Europe and South America
- The A321XLR is a new entrant into the long haul narrowbody segment, replacing the highly popular, long-lived Boeing 757s
- The A321XLR first entered into service in November 2024; American Airlines was the first US airline to take delivery of the XLR in 2025

Top 5 Operators (In Service & On Order)


United Airlines
American Airlines
Qantas
Jetstar
Air Canada
0
10
20
30
40
50
60
# of Aircraft

Orderbook by Region (In Service & On Order)


Latin America 6%
Unassigned 1%
Middle East 10%
Asia Pacific 39%
Europe 13%
North America 31%

Source: American, Cirium Fleet Analyzer (A321XLR) as of April 22nd, 2026.

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Airbus A321-200 Aircraft The Airbus A321 is one of the highest in-demand narrowbodies, with demonstrated depreciation resistance • The A321 maintains a large and liquid market, with almost 1,500 in service with 100+ airlines across the globe. It also has great popularity in the ACMI market • Drivers of demand for aircraft growth include: – ACMI/wet-lease market – Growing demand in freighter conversions with two programs certificated: A321-200P2F and A321-200PCF – Shortage of serviceable A321neos allows more lease extensions for current generation A321 aircraft • As of November 2025, A321-200 Market Value increased by 6% due to increased part-out values and engine modifier update • The A321ceo has a significantly more diverse operator mix than ever achieved by the similarly-sized Boeing 757 Top 5 Operators (In Service) Operators by Region (In Service & Stored) – A321ceo Middle East 2% Africa 1% American Airlines Latin America 5% Delta Air Lines China Southern Airlines Europe 22% Asia Pacific 36% China Eastern Airlines Turkish Airlines 0 50 100 150 200 250 North America 34% # of Aircraft Source: Cirium Fleet Analyzer (A321-200) as of April 22nd, 2026. 25

Boeing 777-300ER Aircraft

Demand is strong for the Boeing 777-300ER given its unique mission capabilities, supply chain challenges, and delays in successor aircraft certification (B777-9)

- The B777-300ER was produced for almost two decades and over 800 aircraft were delivered, making it the most successful variant of the Boeing widebody family. Today, there's a universe of more than 40 airline operators with a fleet of over 750 in service
- There is still strong demand amid supply-chain issues and certification delays to the B777-9 successor which drove several increases to Market Values in 2025. Lease Rates are stable since rise in Q2 2025
- There is also significant demand for the aircraft in used markets as they are better suited for cargo conversions than other B777 variants
- Emirates is the largest operator of the type, and plans to keep and renew much of the existing fleet until sufficient replacements arrive. Other airlines are investing in new interiors matching those on newer generation aircraft. Air France, Emirates, KLM, Swiss, ANA and Cathay Pacific, among others, have all instigated refurbishment plans
- B777-300ER storage rates are low at 6% as undersupply in the widebody market has brought many aircraft back into service
- Due to the current supply limitations amid robust demand for widebody aircraft, the B777-300ER has had a meaningful extension of its expected useful economic life

Top 5 Operators (In Service)


Emirates
Qatar Airways
Air France
Saudia
Cathay Pacific
0
20
40
60
80
100
120
# of Aircraft

Operators by Region (In Service)


Africa 2%
Latin America 1%
North America 8%
Europe 20%
Asia Pacific 38%
Middle East 30%

Source: Cirium Fleet Analyzer (B777-300ER) as of April 22nd, 2026.

26

Aircraft Collateral Summary (1/2)

- American has obtained appraisal values for the aircraft from AISI, BK, and mba as of April 2026. Aggregate current aircraft appraised value is approximately $1,521mm
- Appraisals indicate a minimum collateral cushion of 40.5% and 25.0% on the Class A and Class B Certificates, respectively, which increases over time as the Class A and Class B debt amortizes[1]

Aircraft Number	Manufacturer Serial Number	Body Type	Aircraft Type	Engine Type	MTOW (lbs)	Month of Delivery	Age (years)	Appraisal Value (mm)			LMM Base Value (mm)
								AISI	BK	mba	
1	44529	Narrowbody	Boeing 737 MAX 8	CFM-LEAP-1B25	182,200	Apr-26	0.1	57.3	58.8	55.4	57.2
2	44531	Narrowbody	Boeing 737 MAX 8	CFM-LEAP-1B25	182,200	Apr-26	0.1	57.3	58.8	55.4	57.2
3	44532	Narrowbody	Boeing 737 MAX 8	CFM-LEAP-1B25	182,200	Apr-26	0.1	57.3	58.8	55.4	57.2
4	44533	Narrowbody	Boeing 737 MAX 8	CFM-LEAP-1B25	182,200	Apr-26	0.0	57.3	58.8	55.4	57.2
5	69520	Narrowbody	Boeing 737 MAX 8	CFM-LEAP-1B25	182,200	Jan-26	0.3	56.2	58.5	55.2	56.2
6	69423	Narrowbody	Boeing 737 MAX 8	CFM-LEAP-1B25	182,200	Jan-26	0.3	56.2	58.5	55.2	56.2
7	44534	Narrowbody	Boeing 737 MAX 8	CFM-LEAP-1B25	182,200	Feb-26	0.2	56.6	58.6	55.2	56.6
8	44526	Narrowbody	Boeing 737 MAX 8	CFM-LEAP-1B25	182,200	Feb-26	0.2	56.6	58.6	55.3	56.6
9	44527	Narrowbody	Boeing 737 MAX 8	CFM-LEAP-1B25	182,200	Mar-26	0.2	57.0	58.7	55.3	57.0
10	44528	Narrowbody	Boeing 737 MAX 8	CFM-LEAP-1B25	182,200	Mar-26	0.1	57.0	58.7	55.3	57.0
11	44530	Narrowbody	Boeing 737 MAX 8	CFM-LEAP-1B25	182,200	Mar-26	0.1	57.0	58.7	55.3	57.0
12	12448	Narrowbody	Airbus A321XLR	CFM-LEAP-1A33	222,700	May-26	0.0	78.8	72.9	74.4	74.4
13	12573	Narrowbody	Airbus A321XLR	CFM-LEAP-1A33	222,700	Jun-26	0.0	79.0	73.0	74.4	74.4
14	12605	Narrowbody	Airbus A321XLR	CFM-LEAP-1A33	222,700	Jul-26	0.0	79.2	73.2	74.5	74.5
15	11520	Narrowbody	Airbus A321XLR	CFM-LEAP-1A33	222,700	Jul-25	0.8	73.8	68.1	71.5	71.1
16	12368	Narrowbody	Airbus A321XLR	CFM-LEAP-1A33	222,700	Aug-25	0.7	74.1	68.2	71.9	71.4
17	12348	Narrowbody	Airbus A321XLR	CFM-LEAP-1A33	222,700	Dec-25	0.4	75.6	68.8	73.7	72.7
18	5800	Narrowbody	Airbus A321-200	V2533-A5	205,000	Oct-13	12.6	22.3	24.9	18.2	21.8
19	5899	Narrowbody	Airbus A321-200	V2533-A5	205,000	Dec-13	12.4	22.2	23.7	18.7	21.6
20	5939	Narrowbody	Airbus A321-200	V2533-A5	205,000	Jan-14	12.3	24.0	24.3	20.6	23.0

1. Reflects the initial amount of the issuance to Aircraft Values.

27

Aircraft Collateral Summary (2/2) Aircraft Manufacturer Aircraft Engine MTOW Month of Age Appraisal Value (mm) LMM Base Body Type Number Serial Number Type Type (lbs) Delivery (years) AISI BK mba Value (mm) 21 5980 Narrowbody Airbus A321-200 V2533-A5 205,000 Feb-14 12.2 20.8 23.0 18.4 20.7 22 6027 Narrowbody Airbus A321-200 V2533-A5 205,000 Mar-14 12.1 23.2 24.2 20.7 22.7 23 6035 Narrowbody Airbus A321-200 V2533-A5 205,000 Mar-14 12.1 25.7 25.9 22.4 24.7 24 6100 Narrowbody Airbus A321-200 V2533-A5 205,000 May-14 12.0 28.1 27.5 24.2 26.6 25 6133 Narrowbody Airbus A321-200 V2533-A5 205,000 Jun-14 11.9 24.0 25.4 21.3 23.6 26 6152 Narrowbody Airbus A321-200 V2533-A5 205,000 Jun-14 11.9 26.7 26.8 23.0 25.5 27 6802 Narrowbody Airbus A321-200 V2533-A5 206,100 Oct-15 10.6 36.3 33.6 31.4 33.6 28 6812 Narrowbody Airbus A321-200 V2533-A5 206,100 Oct-15 10.5 33.7 32.0 29.2 31.6 29 6828 Narrowbody Airbus A321-200 V2533-A5 206,100 Nov-15 10.5 31.9 32.8 26.2 30.3 30 31547 Widebody Boeing 777-300ER GE90-115 723,500 Apr-13 13.1 63.5 46.1 43.0 46.1 31 33125 Widebody Boeing 777-300ER GE90-115 723,500 May-13 13.0 73.3 54.1 54.0 54.1 32 31548 Widebody Boeing 777-300ER GE90-115 723,500 Jun-13 12.9 70.6 51.9 50.7 51.9

Aircraft LTV and Debt Balance Profile Structure LTV & Paydown Profile New delivery 9-yr 12.5-yr & recently Age 10 – 11 Age 11 – 12.5 Age 12.5+2,3 Blended delivered $1,000 80% 8-yr Class A $900 70% Size ($mm) $633 $57 $98 $117 $905 $800 7-yr WAL (years) 8.4 – 8.71 6.3 5.9 5.1 – 5.4 7.7 60% $700 Tenor (years) 12.5 9.0 8.0 7.0 12.5 50% $ mm) $600 Amort (% p.a.) 5.5% 7% 7% 7 – 8.5% - ( $500 40% LTV Balloon % 34—37% 41% 48% 45 – 55% 25% Balance $400 Class B Debt 30% Size ($mm) $165 $15 $26 $31 $236 $300 20% $200 WAL (years) 5.6 – 5.91 5.4 5.1 4.7 – 4.8 5.5 10% $100 Tenor (years) 9.0 9.0 8.0 7.0 9.0 Amort (% p.a.) 9% 9.5% 9.5% 9.5 – 10% - $0 0% Balloon % 24 – 28% 19% 29% 35 – 38% 19% Class A Debt Balance (LHS) Class B Debt Balance (LHS) 1. Range based on aircraft with and without an amortization holiday on the first Payment Date. Class A LTV (RHS) Class B LTV (RHS) 29 2. B777-300ERs amortize faster than A321-200s in this age category. 3. Aircraft with MSN 5939 (12.3-yrs old) is included in 12.5+ above

Class A and Class B Certificates LTV Comparison The 2026-1 EETC has similar Class A and Class B LTV profiles to AAL 2025-1, despite differences in starting LTV and Weighted Average Age Class A Class B 70% 80% 70% 60% 50% 60% (%) (%) 50% LTV 40% LTV 40% 30% 30% 20% 20% 10% 10% 0% 0% 0 1 2 3 4 5 6 7 8 9 10 11 12 0 1 2 3 4 5 6 7 8 9 10 11 12 Years Years AAL 2025-1 Class A (Tenor: 12.5 yrs / WAL: 8.7 yrs) AAL 2025-1 Class B (Tenor: 9.0 yrs / WAL: 6.0 yrs) AAL 2026-1 Class A (Tenor: 12.5 yrs / WAL: 7.7 yrs) AAL 2026-1 Class B (Tenor: 9.0 yrs / WAL: 5.5 yrs) 30 Source: See Preliminary Prospectus Supplement of American Airlines, Inc., dated October 28, 2025 (“American Airlines 2025-1”).

Appendix

Aircraft Supply Shortage Exemplifies Fleet Criticality Used aircraft remain meaningfully relevant to the global fleet given delivery delays, which has also supported robust market values Narrowbody Production Shortfall Widebody Production Shortfall Since 2019, structural supply-chain has driven a sustained gap in Shortfalls also witnessed for widebody aircraft, contributes to extended narrowbody aircraft production fleet replacement cycles among carriers 1500 Actual Shortfall 500 Actual Shortfall Total shortfall >2,200 aircraft Total shortfall >1,300 aircraft 1200 400 ~91% of 2019 levels 900 300 ~54% of 600 200 2019 levels 300 100 0 0 2019 2020 2021 2022 2023 2024 2025 2019 2020 2021 2022 2023 2024 2025 32 Source: Cirium Fleet Analyzer (Airbus, Boeing) as of April 15th, 2026.

GAAP to non-GAAP Reconciliation Reconciliation of GAAP Financial Information to Non-GAAP Financial Information American Airlines Group Inc. (the Company) sometimes uses financial measures that are derived from the condensed consolidated financial statements but that are not presented in accordance with GAAP to understand and evaluate its current operating performance and to allow for period-to-period comparisons. The Company believes these non-GAAP financial measures may also provide useful information to investors and others. These non-GAAP measures may not be comparable to similarly titled non-GAAP measures of other companies, and should be considered in addition to, and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with GAAP. The Company is providing a reconciliation of reported non-GAAP financial measures to their comparable financial measures on a GAAP basis. The tables below present the reconciliations of the following GAAP measures to their non-GAAP measures:—Operating Loss (GAAP measure) to Operating Loss Excluding Net Special Items (non-GAAP measure)—Operating Margin (GAAP measure) to Operating Margin Excluding Net Special Items (non-GAAP measure)—Pre-Tax Loss (GAAP measure) to Pre-Tax Loss Excluding Net Special Items (non-GAAP measure)—Pre-Tax Margin (GAAP measure) to Pre-Tax Margin Excluding Net Special Items (non-GAAP measure)—Net Loss (GAAP measure) to Net Loss Excluding Net Special Items (non-GAAP measure)—Basic and Diluted Loss Per Share (GAAP measure) to Basic and Diluted Loss Per Share Excluding Net Special Items (non-GAAP measure) Management uses these non-GAAP financial measures to evaluate the Company’s current operating performance and to allow for period-to-period comparisons. As net special items may vary from period-to-period in nature and amount, the adjustment to exclude net special items provides management with an additional tool to understand the Company’s core operating performance. Additionally, the tables below present the reconciliations of total operating costs (GAAP measure) to total operating costs excluding net special items, fuel and profit sharing (non-GAAP measure) and total operating costs per ASM (CASM) to CASM excluding net special items, fuel and profit sharing. Management uses total operating costs excluding net special items, fuel and profit sharing and CASM excluding net special items, fuel and profit sharing to evaluate the Company’s current operating performance and to allow for period-to-period comparisons. The price of fuel, over which the Company has no control, impacts the comparability of period-to-period financial performance. Additionally, the Company excludes profit sharing to allow investors to better understand and analyze its operating cost performance and to provide a more meaningful comparison of its core operating costs to the airline industry. The adjustment to exclude net special items, fuel and profit sharing provides management with an additional tool to understand and analyze the Company’s non-fuel costs and core operating performance. 33

GAAP to non-GAAP Reconciliation 3 Months Ended Percent March 31, Reconciliation of Operating Loss Excluding Net Special Items 2026 2025 Decrease (in millions) Operating loss as reported $ (41) $ (270) Operating net special items: (1) Mainline operating special items, net 14 70 Operating loss excluding net special items $ (27) $ (200) (86.5%) Calculation of Operating Margin Operating loss as reported $ (41) $ (270) Total operating revenues as reported $ 13,912 $ 12,551 Operating margin (0.3%) (2.2%) Calculation of Operating Margin Excluding Net Special Items Operating loss excluding net special items $ (27) $ (200) Total operating revenues as reported $ 13,912 $ 12,551 Operating margin excluding net special items (0.2%) (1.6%) Reconciliation of Pre-Tax Loss Excluding Net Special Items Pre-tax loss as reported $ (476) $ (648) Pre-tax net special items: Mainline operating special items, net (1) 14 70 (2) Nonoperating special items, net 135 48 Total pre-tax net special items 149 118 Pre-tax loss excluding net special items $ (327) $ (530) (38.2%) Calculation of Pre-Tax Margin Pre-tax loss as reported $ (476) $ (648) Total operating revenues as reported $ 13,912 $ 12,551 Pre-tax margin (3.4%) (5.2%) Calculation of Pre-Tax Margin Excluding Net Special Items Pre-tax loss excluding net special items $ (327) $ (530) Total operating revenues as reported $ 13,912 $ 12,551 Pre-tax margin excluding net special items (2.4%) (4.2%) 34

GAAP to non-GAAP Reconciliation 3 Months Ended Percent March 31, Reconciliation of Net Loss Excluding Net Special Items 2026 2025 Decrease (in millions, except share and per share amounts) Net loss as reported $ (382) $ (473) Net special items: Total pre-tax net special items (1), (2) 149 118 Net tax effect of net special items (34) (31) Net loss excluding net special items $ (267) $ (386) (30.8%) Reconciliation of Basic and Diluted Loss Per Share Excluding Net Special Items Net loss excluding net special items $ (267) $ (386) Shares used for computation (in thousands): Basic and diluted 661,181 658,880 Loss per share excluding net special items: Basic and diluted $ (0.40) $ (0.59) Reconciliation of Total Operating Costs per ASM Excluding Net Special Items, Fuel, and Profit Sharing Total operating expenses as reported $ 13,953 $ 12,821 Operating net special items: Mainline operating special items, net (1) (14) (70) Total operating expenses excluding net special items 13,939 12,751 Aircraft fuel and related taxes (2,928) (2,587) Total operating expenses excluding net special items and fuel 11,011 10,164 Profit sharing — Total operating expenses excluding net special items, fuel and profit sharing $ 11,011 $ 10,164 (in cents) Total operating expenses per ASM as reported 19.38 18.34 Operating net special items per ASM: Mainline operating special items, net (1) (0.02) (0.10) Total operating expenses per ASM excluding net special items 19.36 18.24 Aircraft fuel and related taxes per ASM (4.07) (3.70) Total operating expenses per ASM excluding net special items and fuel 15.29 14.54 Profit sharing per ASM —Total operating expenses per ASM excluding net special items, fuel and profit sharing 15.29 14.54 (1) Note: Amounts may not recalculate due to rounding. The 2025 first quarter mainline operating special items, net included a one-time charge resulting from adjustments to vacation accruals due to pay rate increases effective January 1, 2025, following the ratification of the contract extension in the fourth quarter of 2024 with the Company’s mainline maintenance and fleet service team members and an adjustment to litigation reserves. (2) Principally included mark-to-market net unrealized gains and losses associated with certain equity investments as well as charges associated with debt refinancings and extinguishments. 35

Free Cash Flow Reconciliation The Company’s free cash flow summary is presented in the table below, which is a non-GAAP measure that management believes is useful information to investors and others in evaluating the Company’s ability to generate cash from its core operating performance that is available for use to reinvest in the business or to reduce debt. The Company defines free cash flows as net cash provided by operating activities less net cash used in investing activities, adjusted for (1) net purchases or sales of short-term investments and (2) change in restricted cash. We believe that calculating free cash flow as adjusted for these items is more useful for investors because short-term investment activity and restricted cash are not representative of activity core to our operations. This non-GAAP measure may not be comparable to similarly titled non-GAAP measures of other companies, and should be considered in addition to, and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with GAAP. Our calculation of free cash flow is not intended, and should not be used, to measure the residual cash flow available for discretionary expenditures because, among other things, it excludes mandatory debt service requirements and certain other non-discretionary expenditures. 3 Months Ended March 31, 2026 (in millions) Net cash provided by operating activities $     4,223 Adjusted net cash used in investing activities (1) (815) Free cash flow $     3,408 (1) The following table provides a reconciliation of adjusted net cash used in investing activities for the three months ended March 31, 2026 (in millions): Net cash used in investing activities $    (2,328) Adjustments: Net purchases of short-term investments 1,510 Decrease in restricted cash 3 Adjusted net cash used in investing activities $    (815)

Adjusted EBITDAR Margin Reconciliation The Company’s adjusted EBITDAR and adjusted EBITDAR margin are presented below, which are non-GAAP measures that management uses to evaluate the Company’s current operating performance. These non-GAAP measures may not be comparable to similarly titled non-GAAP measures of other companies, and should be considered in addition to, and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with GAAP. Adjusted EBITDAR is defined as earnings excluding the impact of net special items before net interest and other nonoperating expenses, taxes, depreciation, amortization and aircraft rent. 3 Months Ended Adjusted EBITDAR March 31, 2026 (in millions) Operating loss as reported $    (41) Adjustments: Aircraft rent (1) 311 Depreciation and amortization (1) 566 EBITDAR 836 Operating special items, net 14 Adjusted EBITDAR $    850 Calculation of Adjusted EBITDAR Margin Adjusted EBITDAR $    850 Total operating revenues as reported $    13,912 Adjusted EBITDAR Margin 6.1% (1) Includes amounts associated with regional operations that are reflected in regional expenses in the condensed consolidated statements of operations. 37

Total Debt and Net Debt Reconciliation The Company’s total debt and net debt are presented below, which are non-GAAP measures that management believes are useful for assessing the Company’s debt profile. Total debt is defined as debt, finance and operating lease liabilities and pension obligations, and net debt is defined as total debt, net of unrestricted cash and short-term investments. Total Debt and Net Debt (at end of period) March 31, 2026 (in millions) Debt and finance leases $    27,717 Operating lease liabilities 6,815 Pension obligations 200 Total debt 34,732 Less: cash and short-term investments 7,294 Net debt $    27,438 38